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SEC FILE NUMBER
8 - 70426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IOA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1855 W State Road 434 Suite 267
(No. and Street)

Longwood	FL	32750
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's. P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Thomas Meyers, Jr.___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___IOA Securities, LLC___ , as of ___December 31___ , 2__022__ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LISA A. KNOWLES
Notary Public - State of Florida
Commission # HH 024527
My Comm. Expires Aug 4, 2024
Bonded through National Notary Assn.

Signature: ___Thom̄ Mey___

Title: ___CEO___

Lisa A. Knowles
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IOA Securities, LLC

Financial Statements for the year ended
December 31, 2022
and Report of Independent Registered Public Accounting Firm

IOA Securities, LLC

Statement of Financial Position
December 31, 2022

Assets

Cash	$	252,625
Prepaid expenses		9,476
Right of use lease asset		11,524
Total assets	$	273,625

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	9,571
Lease liability		11,595
Total liabilities		21,166
Member's equity		252,459
Total liabilities and member's equity	$	273,625

The accompanying notes are an integral part of these financial statements.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2022

1. Organization and Nature of Business

IOA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 6, 2020. The Company is located in the state of Florida and was organized as a Florida limited liability company on April 12, 2019. As a limited liability company, the member's liability is limited to its equity contribution. The Company engages in the referral of mutual fund and variable life insurance or annuities to unaffiliated broker-dealers, and sharing in commissions for such referrals.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.
The Company is engaged in a single line of business as a securities broker-dealer.

Accounts receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for credit losses. The review is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. There was no accounts receivable at December 31, 2022.

Revenue from contracts with customers
The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The Company earns referral fees pursuant to a single contractual arrangement with a third-party retail broker-dealer. Since referral fees are dependent on the amount and nature of transactions at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not recognize referral fee revenue until the Company is notified of the completion of commission generating transaction by the entity that received the referral.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2022

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

IOA Securities, LLC

Notes to Financial Statements
December 31, 2022

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is evaluating new accounting standards and will implement as required.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $242,983 which was $237,983 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.040 to 1.

4. Commitments

Lease

The Company has an obligation under an operating lease for office space with an initial non-cancelable term in excess of one year. The lessor is a related party under common control. Under the terms of the initial lease ended September 30, 2022, the Company had the option to renew the lease for one additional 3-year term. Under the terms of an amended lease agreement the Company exercised its option to renew the lease through September 30, 2025, and added one additional 3-year renewal option. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

The components of lease costs and payments to the related party during the year ended December 31, 2022 are as follows:

Operating lease costs	$ 4,809
Lease payments	$ 4,706

Discount rate:	5%

IOA Securities, LLC

Notes to Financial Statements
December 31, 2022

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4. Commitments (continued)

Other information related to the operating lease as of December 31, 2022 was as follows:

Remaining lease term:	2.75 years

Maturities of lease liabilities under the operating lease is as follows:

Year ending December 31:	
2023	$ 4,706
2024	4,706
2025	3,529
Total undiscounted lease payments	$ 12,941
Less imputed interest	(1,346)
Total operating lease liability	$ 11,595

5. Concentration

100% of the Company's revenue for the year ended December 31, 2022 was earned from one customer.

6. Related Party Transactions

The Company pays the Member, pursuant to an expense sharing agreement, for salaries and benefits, technology support, telephone and other office expenses. The amount paid to the Member under the agreement was $60,000 for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company also paid $19,775 for professional liability insurance to the Member in its capacity as the Company's insurance broker.

There were also related party transactions associated with the lease agreement in Note 4 above.

7. Subsequent Events

Management evaluated subsequent events through February 22, 2023, the date the financial statements were issued.